Press Release
Conrad Industries, Inc.

            Morgan City, Louisiana, May 24, 2002 - Conrad Industries, Inc. (Nasdaq: CNRD) today announced that its board of directors has adopted a rights plan. The rights plan is intended to protect stockholder interests in the event the Company becomes the subject of a takeover initiative that the Company's board of directors believes could deny the Company's stockholders the full value of their investment. The adoption of the rights plan is intended as a means to guard against abusive takeover tactics and is not in response to any particular proposal. The plan does not prohibit the board from considering any offer that it considers advantageous to its stockholders.

            The rights will be issued as a dividend on June 18, 2002 to each common stockholder of record on June 11, 2002. The rights will be exercisable only if a person acquires, or commences a tender offer that would result in ownership of, 15 percent or more of the Company's outstanding common stock. The initial exercise price will be $20 per right. The rights will expire on May 23, 2012, unless redeemed or exchanged at an earlier date. A summary of the rights plan will be mailed to stockholders of record in the near future. The rights will initially trade with shares of the Company's common stock and will have no impact on the way in which the Company's shares are traded. There are currently no separate certificates and there is no market for the rights.

            Conrad Industries, Inc., established in 1948 and headquartered in Morgan City, Louisiana, designs, builds and overhauls tugboats, ferries, liftboats, barges, offshore supply vessels and other steel and aluminum products for both the commercial and government markets. The Company provides both repair and new construction services at its three shipyards located in southern Louisiana and Texas.